UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive offices)
Commission File Number: 1-36764
Indicate by check mark whether the

registrant files or will file annual reports under

cover of
Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐
THIS

FORM

6-K

IS

HEREBY

INCORPORATED

BY

REFERENCE

INTO

(1)

THE

REGISTRATION
STATEMENTS

OF UBS

GROUP

AG ON

FORM

F-3 (REGISTRATION

NUMBER

333-272452)

AND

ON FORM
S-8 (REGISTRATION NUMBERS 333-200634; 333-200635;

333-200641;

333-200665;

333-215254;

333-215255;
333-228653; 333-230312; 333-249143 AND 333-272975), AND INTO EACH PROSPECTUS OUTSTANDING
UNDER THE FOREGOING REGISTRATION STATEMENT.

THIS REPORT SHALL BE A PART THEREOF
FROM THE DATE ON WHICH THIS REPORT

IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY
DOCUMENTS OR REPORTS

SUBSEQUENTLY

FILED OR FURNISHED.

EXPLANATORY

NOTE
UBS Group AG

has determined that, pursuant

to Rule 3-05

and Article 11 of

Regulation S-X, the merger
with Credit

Suisse Group AG

that occurred on

12 June 2023

requires it

to incorporate

unaudited

pro forma
condensed combined financial information prepared to reflect the merger in the outstanding registration statements indicated on the cover of this Form 6-K. Such pro forma financial information is based on (i)
the audited consolidated income statement of UBS

Group AG for the

year ended 31 December 2023 and
(ii) the unaudited

historical condensed consolidated income statement of

Credit Suisse Group

AG for the
five-month

period

ended

31

May

2023

derived

from

Credit

Suisse’s

books

and

records,

and

other
information

available,

is

presented

for

illustrative

purposes

only

and

does

not

reflect

the

results

of
operations or the financial position of

UBS Group AG that would have

resulted had the merger occurred
on 1 January

2023, or project

the results of

operations or

financial position

of UBS Group

AG for any
future date or period.
The unaudited

pro forma condensed

combined income statement

for the

year ended 31

December 2023 is
attached hereto as Exhibit 99.1 to this

report on Form 6-K.

EXHIBIT INDEX
Exhibit No.
99.1
Unaudited pro forma condensed

combined financial information for the

fiscal year ended 31
December 2023

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their

behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Group Controller

By: _/s/ David Kelly

___
Name:

David Kelly
Title:

Managing Director

Date:

March 28, 2024